LIBERATOR MEDICAL HOLDINGS, INC.
2979 SE Gran Park Way
Stuart, FL 34997
August 13, 2010
Jeffrey Riedler, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Liberator Medical Holdings, Inc. Post-Effective Amendment No. 2 To Registration Statement on Form S-1/A File No. 333-152652
Dear Mr. Riedler:
     Liberator Medical Holdings, Inc. (the “Company”), hereby requests acceleration of the effective time of the above-referenced registration statement to 12:00 P.M. on Monday, August 16, 2010, or as soon thereafter as is possible. The Company hereby acknowledges that:
•	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, LIBERATOR MEDICAL HOLDINGS, INC.
/s/ Mark A. Libratore
By: Mark A. Libratore, President